UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)
DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company (issuer))
STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC
STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC
STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P.
HAROLD HOFER
(Name of filing persons (offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person)
Common Stock, $0.01 par value

(Title of Class of Securities)
None or Unknown

(CUSIP Number of Class of Securities)
Harold Hofer
3501 Jamboree Road
Suite 500
Newport Beach, CA 92660
(949) 275-2658

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies of all correspondence to:
Derek D. Dundas, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626
(714) 641-5100
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of filing fee*
$27,825,000	$1,983.92

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated assuming that 9,275,000 shares of common stock are being purchased at the tender offer price of $3.00 per share.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,983.92	Filing Party: Strategic Shareholder Liquidity Fund, LLC
Form or Registration No.: File No. 005-85609	Date Filed: August 11, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2010 and amended on September 14, 2010, October 1, 2010 and October 18, 2010 (collectively, as amended, the “Statement”), by Strategic Shareholder Liquidity Fund, LLC (the “Purchaser”), Strategic Shareholder Liquidity Fund Operator, LLC, Stonerise Capital Management Master Fund, L.P., and Harold Hofer.
     This Amendment No. 4 is a final amendment to the Statement and is being filed to report the results of the offer (the “Offer”) by the Purchaser to purchase for cash 9,275,000 shares of common stock, par value $0.01 per share (“Shares”), of Dividend Capital Total Realty Trust Inc., a Maryland corporation (“Dividend Capital”), upon the terms and subject to the conditions set forth in a Offer to Purchase and in the related Letter of Transmittal that were filed as exhibits to the Statement.
     As a result of the Offer, 35,778.698 Shares were validly tendered and not withdrawn, and all of those Shares were accepted for purchase and paid for by the Purchaser in accordance with the terms of the Offer. After the purchase, the Purchaser owned an aggregate of approximately 35,778.698 Shares, or approximately 0.02% of the total outstanding Shares of Dividend Capital (based on 184,227,109 Shares outstanding on November 5, 2010 as reported by Dividend Capital in its Quarterly Report on Form 10-Q for September 30, 2010 filed with the Securities and Exchange Commission on November 15, 2010).
     All of the Shares that were validly tendered were tendered prior to 5:00 P.M. Eastern Time on October 1, 2010, the date the Purchaser extended its Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 30, 2010

STRATEGIC SHAREHOLDER LIQUIDITY FUND, LLC
By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Authorized signatory

STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC
By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Its Managing member

STONERISE CAPITAL MANAGEMENT MASTER FUND, L.P.
By:	/s/ Jeff Cozad
	Name:	Jeff Cozad
	Title:	Authorized signatory

HAROLD HOFER
By:	/s/ Harold Hofer